Exhibit 21.1

ASP Isotopes Inc.

Subsidiaries of the Registrant

Subsidiaries*	Place of Incorporation
ASP Isotopes Guernsey Limited (formerly, PDS-Photonica Holdings (Guernsey) Limited)	Guernsey
ASP Isotopes South Africa (Proprietary) Limited (formerly, PDS Photonica Holdings South Africa (PTY) Limited)	South Africa
Enriched Energy LLC	Delaware, U.S.

*	Please note that this list includes all subsidiaries of ASP Isotopes Inc. without regard to whether they would constitute a "significant subsidiary" pursuant to Item 601(b)(21)(ii) of Regulation S-K.